Exhibit 99.1

CORPORATE RELEASE	10 July 2024

Manchester United Plc Reports

Third Quarter Fiscal 2024 Results

Key Points

•	The Men’s first team won the FA Cup final on 25 May and finished the 2023/24 season in eighth position; for the 2024/25 season the club has qualified for the UEFA Europa League

•	The Women’s team won the FA Cup final on 12 May and finished the 2023/24 Women’s Super League season in fifth position

•	The Under 18 Men’s team won the Premier League North title and the U18 Premier League Cup, while the Academy celebrated its 250th graduate to debut in the men’s first team

•	On 1 July, Dan Ashworth joined the club as Sporting Director and on 4 July, the club extended Erik ten Hag’s contract through June 2026

•	Club continues to achieve record-breaking attendance and Matchday revenues, as well as record global memberships with 433K memberships sold for the 2023/24 season

•	For the upcoming 2024/25 season, the Club has raised general admission season ticket prices by 5%; season ticket and Executive Club memberships sold out in record time and with the second-lowest ever churn rate of less than 4%

•	Club achieved record-breaking sales of the adidas Stone Roses range, with the biggest ever launch day for non-kit product; new e-commerce platform launch with SCAYLE remains on plan for September; the new 2024/25 Home kit featuring new front-of-shirt sponsor, Snapdragon, launched on 1 July

•	On 3 July, the Club announced it would be commencing a proposed redundancy program, which will involve a formal legal consultation process and may reduce headcount by approximately 250 jobs

•	Planned summer maintenance projects include the expansion of rail seating, catering kiosk refurbishments, and hospitality suite upgrades, in addition to major improvements to the main building at the Carrington Training Complex

•	For fiscal 2024, the Company now expects approximate full year revenues of a record £660 million, in line with the previous guidance range of £635 million to £665 million; adjusted EBITDA for the full fiscal year 2024 is expected to be approximately £140 million, in line with previously provided guidance range of £125 million to £150 million

Outlook

For fiscal 2024, the Company is revising its previously provided revenue guidance to an expected record of approximately £660 million, in line with the previously provided range of £635 million to £665 million. Adjusted EBITDA for the full fiscal year is now expected to be approximately £140 million for fiscal 2024, in line with previous guidance range of £125 million to £150 million.

Phasing of Premier League games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2023/24 season	7	13	9	9	38
2022/23 season	6	10	10	12	38
2021/22 season	6	12	11	9	38

Key Financials (unaudited)

	Three months ended 31 March			Nine months ended 31 March
£ million (except loss per share)	2024	2023	Change	2024	2023	Change
Commercial revenue	69.6	69.4	0.3%	231.7	235.5	(1.6)%
Broadcasting revenue	37.5	50.7	(26.0)%	183.3	144.5	26.9%
Matchday revenue	29.6	49.9	(40.7)%	104.5	101.1	3.4%
Total revenue	136.7	170.0	(19.6)%	519.5	481.1	8.0%
Adjusted EBITDA(1)	13.7	39.7	(65.5)%	128.3	111.7	14.9%
Operating loss	(66.2)	(4.7)	(1,308.5)%	(36.9)	(10.9)	(238.5)%

Loss for the period (i.e. net loss)	(71.4)	(5.6)	(1,175.0)%	(76.9)	(25.8)	(198.1)%
Basic loss per share (pence)	(43.12)	(3.40)	(1,151.5)%	(46.87)	(15.80)	(196.6)%
Adjusted loss for the period (i.e. adjusted net loss)(1)	(40.6)	(12.1)	(235.5)%	(29.9)	(32.1)	6.9%
Adjusted basic loss per share (pence)(1)	(24.47)	(7.41)	(230.2)%	(18.22)	(19.66)	7.3%

Non-current borrowings in USD (contractual currency)(2)	$650.0	$650.0	0.0%	$650.0	$650.0	0.0%

(1) Adjusted EBITDA, adjusted loss for the period and adjusted basic loss per share are non-IFRS measures. See “Non-IFRS Measures: Definitions and Use” on page 6 and the accompanying Supplemental Notes for the definitions and reconciliations for these non-IFRS measures and the reasons we believe these measures provide useful information to investors regarding the Group’s financial condition and results of operations.

(2) In addition to non-current borrowings, the Group maintains a revolving credit facility which varies based on seasonal flow of funds. The outstanding balance of the revolving credit facility as of 31 March 2024 was £140.0 million and total current borrowings including accrued interest payable was £143.0 million.

Revenue Analysis

Commercial

Commercial revenue for the quarter was £69.6 million, an increase of £0.2 million, or 0.3%, over the prior year quarter.

•	Sponsorship revenue was £40.7 million, a decrease of £0.3 million, or 0.7%, over the prior year quarter.

•	Retail, Merchandising, Apparel & Product Licensing revenue was £28.9 million, an increase of £0.5 million, or 1.8%, over the prior year quarter, due to the extension of our agreement with adidas, partially offset by lower Megastore sales resulting from fewer matches being played at Old Trafford in the quarter.

Broadcasting

Broadcasting revenue for the quarter was £37.5 million, a decrease of £13.2 million, or 26.0%, over the prior year quarter, due to the men’s first team playing in fewer matches in the quarter, in both continental and domestic competitions.

Matchday

Matchday revenue for the quarter was £29.6 million, a decrease of £20.3 million, or 40.7%, over the prior year quarter, due to playing 9 fewer home matches in the current year quarter, compared to the prior year quarter.

Other Financial Information

Operating expenses

Total operating expenses for the quarter were £203.7 million, an increase of £27.0 million, or 15.3%, over the prior year quarter.

Employee benefit expenses

Employee benefit expenses for the quarter were £91.2 million, an increase of £6.2 million, or 7.3%, over the prior year quarter, primarily due to investment in the first team playing squad.

Other operating expenses

Other operating expenses for the quarter were £31.8 million, a decrease of £13.5 million, or 29.8%, over the prior year quarter. This is primarily due to decreased matchday costs associated with playing 9 fewer games in the quarter, compared to the prior year quarter.

Depreciation and amortization

Depreciation for the quarter was £4.1 million, compared to £3.5 million in the prior year quarter. Amortization for the quarter was £46.3 million, an increase of £3.4 million, or 7.9%, over the prior year quarter, due to investment in the first team playing squad. The unamortized balance of registrations on 31 March 2024 was £448.0 million.

Exceptional items

Exceptional items for the quarter were a cost of £30.3 million. This comprises of costs incurred in relation to the sale of 27.7% of the Group’s voting rights to Trawlers Limited, an entity wholly owned by Sir Jim Ratcliffe. This follows approval of the deal by the Football Association and the Premier League in the quarter. Exceptional items in the prior year quarter were £nil.

Profit on disposal of intangible assets

Profit on disposal of intangible assets for the quarter was £0.8 million, compared to a profit of £1.9 million for the prior year quarter.

Net finance costs

Net finance costs for the quarter were £17.3 million, compared to £1.0 million in the prior year quarter. The movement was driven by an unfavourable swing in foreign exchange rates in the current quarter (loss on re-translation of £2.6 million), compared to a favourable swing in foreign exchange rates in the prior year quarter (gain on re-translation of £13.0 million).

Income tax

The income tax credit for the quarter was £12.1 million, compared to a credit of £0.1 million in the prior year quarter.

Cash flows

Overall cash and cash equivalents (including the effects of exchange rate movements) increased by £4.2 million in the quarter to 31 March 2024, compared to an increase of £42.7 million in the prior year quarter.

Net cash outflow from operating activities for the quarter was £15.1 million, compared to a net cash inflow in the prior year quarter of £54.1 million. This is primarily due to a reduction in broadcasting income as a result of 9 fewer home matches being played in the quarter, compared to the prior year quarter.

Net capital expenditure on property, plant and equipment for the quarter was £3.1 million, an increase of £0.3 million over the prior year quarter.

Net capital expenditure on intangible assets for the quarter was £15.8 million, an increase of £7.0 million over the prior year quarter.

Net cash inflow from financing activities for the quarter was £38.4 million, compared to a net cash outflow of £0.2 million in the prior year quarter. This is due to £158.5 million of proceeds from the issue of shares as part of the transaction agreement with Sir Jim Ratcliffe, partially offset by a £120.0 million repayment of our revolving facilities.

Balance sheet

Our USD non-current borrowings as of 31 March 2024 were $650 million, which was unchanged from 31 March 2023. As a result of the year-on-year change in the USD/GBP exchange rate from 1.2369 at 31 March 2023 to 1.2632 at 31 March 2024, our non-current borrowings when converted to GBP were £511.3 million, compared to £521.5 million at the prior year quarter.

In addition to non-current borrowings, the Group maintains a revolving credit facility which varies based on seasonal flow of funds. Current borrowings at 31 March 2024 were £143.0 million compared to £203.7 million at 31 March 2023.

As of 31 March 2024, cash and cash equivalents were £67.0 million compared to £73.7 million at the prior year quarter. This movement is detailed further in the Statement of Cash Flows on page 11 of this release.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 146-year football heritage we have won 69 trophies, enabling us to develop what we believe is one of the world’s leading sports and entertainment brands with a global community of 1.1 billion fans and followers. Our large, passionate and highly engaged fan base provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday initiatives which in turn, directly fund our ability to continuously reinvest in the club.

Cautionary Statements

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627) as supplemented by the risk factors contained in the Company’s other filings with the Securities and Exchange Commission.

Non-IFRS Measures: Definitions and Use

1.	Adjusted EBITDA

Adjusted EBITDA is defined as loss for the period before depreciation, amortization, exceptional items, profit on disposal of intangible assets, net finance costs and tax.

Adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation and amortization), material volatile items (primarily profit on disposal of intangible assets and exceptional items), capital structure (primarily finance costs), and items outside the control of our management (primarily taxes). Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of loss for the period to adjusted EBITDA is presented in supplemental note 2.

2.	Adjusted loss for the period (i.e. adjusted net loss)

Adjusted loss for the period is calculated, where appropriate, by adjusting for charges/credits related to exceptional items, foreign exchange gains/losses on unhedged US dollar denominated borrowings (including foreign exchange losses immediately reclassified from the hedging reserve following change in contract currency denomination of future revenues), and fair value movements on embedded foreign exchange derivatives and foreign currency options, adding/subtracting the actual tax expense/credit for the period, and subtracting/adding the adjusted tax expense/credit for the period (based on a normalized tax rate of 21%; 2023: 21%). The normalized tax rate of 21% is the current US federal corporate income tax rate.

In assessing the comparative performance of the business, in order to get a clearer view of the underlying financial performance of the business, it is useful to strip out the distorting effects of the items referred to above and then to apply a ‘normalized’ tax rate (for both the current and prior periods) of the weighted average US federal corporate income tax rate of 21% (2023: 21%) applicable during the financial year. A reconciliation of loss for the period to adjusted loss for the period is presented in supplemental note 3.

3. Adjusted basic and diluted loss per share

Adjusted basic and diluted loss per share are calculated by dividing the adjusted loss for the period by the weighted average number of ordinary shares in issue during the period. Adjusted diluted loss per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. There is one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year. Adjusted basic and diluted loss per share are presented in supplemental note 3.

Key Performance Indicators

	Three months ended		Nine months ended
	31 March		31 March
	2024	2023	2024	2023
Revenue
Commercial % of total revenue	50.9%	40.8%	44.6%	49.0%
Broadcasting % of total revenue	27.4%	29.8%	35.3%	30.0%
Matchday % of total revenue	21.7%	29.4%	20.1%	21.0%

	2023/24 Season	2022/23 Season	2023/24 Season	2022/23 Season
Home Matches Played
PL	4	6	14	13
UEFA competitions	-	2	3	5
Domestic Cups	1	6	3	8
Away Matches Played
PL	5	4	15	13
UEFA competitions	-	2	3	5
Domestic Cups	3	2	3	2
Other
Employees at period end	1,144	1,243	1,144	1,243
Employee benefit expenses % of revenue	66.7%	50.0%	53.2%	50.8%

Contacts
Investor Relations: Corinna Freedman Head of Investor Relations +44 738 491 0828 Corinna.Freedman@manutd.co.uk	Media Relations: Andrew Ward Director of Media Relations & Public Affairs +44 161 676 7770 andrew.ward@manutd.co.uk

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

(unaudited; in £ thousands, except per share and shares outstanding data)

	Three months ended 31 March		Nine months ended 31 March
	2024	2023	2024	2023
Revenue from contracts with customers	136,693	170,048	519,545	481,070
Operating expenses	(203,732)	(176,675)	(587,155)	(507,959)
Profit on disposal of intangible assets	790	1,949	30,670	15,969
Operating loss	(66,249)	(4,678)	(36,940)	(10,920)
Finance costs	(18,377)	(14,657)	(53,720)	(30,777)
Finance income	1,057	13,656	1,506	10,903
Net finance costs	(17,320)	(1,001)	(52,214)	(19,874)
Loss before income tax	(83,569)	(5,679)	(89,154)	(30,794)
Income tax credit	12,069	132	12,271	5,037
Loss for the period	(71,500)	(5,547)	(76,883)	(25,757)

Basic earnings per share:
Basic loss per share (pence)	(43.12)	(3.40)	(46.87)	(15.80)
Weighted average number of ordinary shares used as the denominator in calculating basic loss per share (thousands)	165,823	163,062	164,040	163,062
Diluted earnings per share:
Diluted loss per share (pence) (1)	(43.12)	(3.40)	(46.87)	(15.80)
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted loss per share (thousands) (1)	165,823	163,062	164,040	163,062

(1) For the three and nine months ended 31 March 2024 and the three months and nine months ended 31 March 2023, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	As of
	31 March 2024	30 June 2023	31 March 2023
ASSETS
Non-current assets
Property, plant and equipment	254,908	253,282	242,730
Right-of-use assets	7,913	8,760	2,952
Investment properties	19,783	19,993	20,063
Intangible assets	877,283	812,382	843,307
Deferred tax assets	11,010	-	-
Trade receivables	24,694	22,303	21,485
Derivative financial instruments	667	7,492	15,102
	1,196,258	1,124,212	1,145,639
Current assets
Inventories	3,757	3,165	2,645
Prepayments	17,235	16,487	16,595
Contract assets – accrued revenue	53,887	43,332	62,873
Trade receivables	37,673	31,167	60,321
Other receivables	1,835	9,928	2,031
Income tax receivable	-	5,317	4,410
Derivative financial instruments	1,539	8,317	5,894
Cash and cash equivalents	66,994	76,019	73,733
	182,920	193,732	228,502
Total assets	1,379,178	1,317,944	1,374,141

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	As of
	31 March 2024	30 June 2023	31 March 2023
EQUITY AND LIABILITIES
Equity
Share capital	55	53	53
Share premium	227,361	68,822	68,822
Treasury shares	(21,305)	(21,305)	(21,305)
Merger reserve	249,030	249,030	249,030
Hedging reserve	(308)	4,002	1,993
Accumulated losses	(271,628)	(196,652)	(194,085)
	183,205	103,950	104,508
Non-current liabilities
Deferred tax liabilities	-	3,304	1,939
Contract liabilities - deferred revenue	6,834	6,659	3,842
Trade and other payables	188,581	161,141	155,903
Borrowings	511,296	507,335	521,482
Lease liabilities	7,603	7,844	2,367
Derivative financial instruments	3,648	748	1,303
Provisions	-	93	91
	717,962	687,124	686,927
Current liabilities
Contract liabilities - deferred revenue	102,643	169,624	130,081
Trade and other payables	218,042	236,472	235,508
Income tax liabilities	851	-	-
Borrowings	142,960	105,961	203,665
Lease liabilities	730	1,036	792
Derivative financial instruments	1,830	931	48
Provisions	10,955	12,846	12,612
	478,011	526,870	582,706
Total equity and liabilities	1,379,178	1,317,944	1,374,141

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Three months ended 31 March		Nine months ended 31 March
	2024 £’000	2023 £’000	2024 £’000	2023 £’000
Cash flows from operating activities
Cash (used in)/generated from operations (see supplemental Note 4)	(2,584)	65,208	(14,725)	12,194
Interest paid	(13,082)	(11,054)	(31,838)	(25,277)
Interest received	281	130	853	207
Tax refunded/(paid)	268	(220)	5,524	(612)
Net cash (outflow)/inflow from operating activities	(15,117)	54,064	(40,186)	(13,488)
Cash flows from investing activities
Payments for property, plant and equipment	(3,109)	(2,717)	(14,949)	(9,816)
Payments for intangible assets	(18,453)	(14,824)	(186,395)	(144,716)
Proceeds from sale of intangible assets	2,684	6,098	36,266	19,831
Net cash outflow from investing activities	(18,878)	(11,443)	(165,078)	(134,701)
Cash flows from financing activities
Proceeds from issue of shares	158,542	-	158,542	-
Proceeds from borrowings	-	-	160,000	100,000
Repayment of borrowings	(120,000)	-	(120,000)	-
Principal elements of lease payments	(180)	(153)	(680)	(1,602)
Net cash inflow/(outflow) from financing activities	38,362	(153)	197,862	98,398
Effects of exchange rate movements on cash and cash equivalents	(182)	220	(1,623)	2,301
Net increase/(decrease) in cash and cash equivalents	4,185	42,688	(9,025)	(47,490)
Cash and cash equivalents at beginning of period	62,809	31,045	76,019	121,223
Cash and cash equivalents at end of period	66,994	73,733	66,994	73,733

SUPPLEMENTAL NOTES

1	General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a men’s and women’s professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (as amended) of the Cayman Islands.

2	Reconciliation of loss for the period to adjusted EBITDA

	Three months ended 31 March		Nine months ended 31 March
	2024 £’000	2023 £’000	2024 £’000	2023 £’000
Loss for the period	(71,500)	(5,547)	(76,883)	(25,757)
Adjustments:
Income tax credit	(12,069)	(132)	(12,271)	(5,037)
Net finance costs	17,320	1,001	52,214	19,874
Profit on disposal of intangible assets	(790)	(1,949)	(30,670)	(15,969)
Exceptional items	30,340	-	39,935	-
Amortization	46,262	42,922	143,602	128,032
Depreciation	4,144	3,467	12,399	10,554
Adjusted EBITDA	13,707	39,762	128,326	111,697

3	Reconciliation of loss for the period to adjusted loss for the period and adjusted basic and diluted loss per share

	Three months ended 31 March		Nine months ended 31 March
	2024 £’000	2023 £’000	2024 £’000	2023 £’000
Loss for the period	(71,500)	(5,547)	(76,883)	(25,757)
Exceptional items	30,340	-	39,935	-
Foreign exchange losses/(gains) on unhedged US dollar denominated borrowings	2,641	(12,997)	3,062	(10,294)
Fair value movement on embedded foreign exchange derivatives	(777)	3,390	8,332	498
Income tax credit	(12,069)	(132)	(12,271)	(5,037)
Adjusted loss before income tax	(51,365)	(15,286)	(37,825)	(40,590)
Adjusted income tax credit (using a normalized tax rate of 21% (2023: 21%))	10,787	3,210	7,943	8,524
Adjusted loss for the period (i.e. adjusted net loss)	(40,578)	(12,076)	(29,882)	(32,066)

Adjusted basic loss per share:
Adjusted loss per share (pence)	(24.47)	(7.41)	(18.22)	(19.66)
Weighted average number of ordinary shares used as the denominator in calculating adjusted basic loss per share (thousands)	165,823	163,062	164,040	163,062
Adjusted diluted loss per share:
Adjusted diluted loss per share (pence) (1)	(24.47)	(7.41)	(18.22)	(19.66)
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating adjusted diluted loss per share (thousands) (1)	165,823	163,062	164,040	163,062

(1) For the three and nine months ended 31 March 2024 and the three and nine months ended 31 March 2023, potential ordinary shares are anti-dilutive, as their inclusion in the adjusted diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

4	Cash generated from operations

	Three months ended 31 March		Nine months ended 31 March
	2024 £’000	2023 £’000	2024 £’000	2023 £’000
Loss for the period	(71,500)	(5,547)	(76,883)	(25,757)
Income tax credit	(12,069)	(132)	(12,271)	(5,037)
Loss before income tax	(83,569)	(5,679)	(89,154)	(30,794)
Adjustments for:
Depreciation	4,144	3,467	12,399	10,554
Amortization	46,262	42,922	143,602	128,032
Profit on disposal of intangible assets	(790)	(1,949)	(30,670)	(15,969)
Net finance costs	17,320	1,001	52,214	19,874
Non-cash employee benefit expense – equity-settled share-based payments	431	559	1,907	1,714
Foreign exchange losses on operating activities	411	980	888	4,947
Reclassified from hedging reserve	2	284	-	(246)
Changes in working capital:
Inventories	267	627	(592)	(445)
Prepayments	9,522	9,304	(1,311)	(1,624)
Contract assets – accrued revenue	7,932	(9,368)	(10,555)	(26,634)
Trade receivables	41,849	51,766	(2,506)	3,679
Other receivables	230	395	8,093	(462)
Contract liabilities – deferred revenue	(48,225)	(33,905)	(66,806)	(48,621)
Trade and other payables	1,980	5,104	(29,859)	(31,870)
Provisions	(350)	(300)	(2,375)	59
Cash (used in)/generated from operations	(2,584)	65,208	(14,725)	12,194